Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING CORPORATION TO PARTICIPATE IN
THE 5TH ANNUAL CANACCORD GENUITY
GLOBAL ENERGY CONFERENCE
IN MIAMI, FLORIDA

Calgary, Alberta, Canada – October 6, 2011

Precision Drilling Corporation (“Precision”) will be attending the 5th Annual Canaccord Genuity Global Energy Conference which is taking place October 12-13, 2011 in Miami, Florida.  Mr. Rob McNally, Executive Vice President & Chief Financial Officer, is scheduled to present at 2:00 p.m. Eastern time (12:00 p.m. Mountain time) on Thursday, October 13, 2011.

A live audio webcast will be accessible from Precision's website at www.precisiondrilling.com by selecting “Investor Centre”, then “Webcasts”.  Shortly after the live webcast, an archived version of the webcast will be available for approximately 30 days.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, directional drilling services, camps, snubbing units, water treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Vice President, Finance and Investor Relations

403.716.4575
403.716.4755 (FAX)

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada  T2P 1G1
Website:  www.precisiondrilling.com

Suite 800, 525 – 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com